FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 2003

WAVECOM S.A.

12, boulevard Garibaldi
F-92442 Issy-Les-Moulineaux Cedex, France

Tel:  00 33 1 46 29 08 00

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F  ☒        Form 40-F  ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes  ☐           No  ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-       .]

UNAUDITED CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

and

OPERATING AND FINANCIAL REVIEW

For the three months ended March 31, 2003

WAVECOM S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share data)

Prepared in accordance with U.S. generally accepted accounting principles.

	Three months ended March 31,
	2002	2003
	Euro	Euro
Revenues :
Product sales	108,357	87,180
Technology development and other services	262	806
	108,619	87,986
Cost of revenues :
Product sales	79,457	57,218
Technology development and other services	1,130	1,355
	80,587	58,573
Gross profit	28,032	29,413
Operating expenses :
Research and development	12,672	16,710
Sales and marketing	3,906	9,252
General and administrative	4,735	8,650
Amortization of deferred stock-based compensation	428	205
Total operating expenses	21,741	34,817
Operating income (loss)	6,291	(5,404)
Interest income, net	529	853
Foreign exchange gain (loss)	285	(922)
Total financial income (loss)	814	(69)
Income (loss) before minority interests and income taxes	7,105	(5,473)
Minority interests (benefit)	(7)	289
Income (loss) before income taxes	7,112	(5,762)
Income tax expense (benefit)	(690)	(1,671)
Net income (loss)	7,802	(4,091)

Basic net income (loss) per share	0.53	(0.27)
Diluted net income (loss) per share	0.51	(0.27)

Number of shares used for computing :
- basic net income (loss) per share	14,841,415	15,122,646
- diluted net income (loss) per share	15,444,491	15,122,646

See notes to unaudited condensed financial statements

WAVECOM S.A.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands, except share data)

Prepared in accordance with U.S. generally accepted accounting principles.

	At December 31, 2002	At March 31, 2003
	Euro	Euro
ASSETS

Current assets :
Cash and cash equivalents	119,416	146,948
Short-term investments	15,112	15,206
Accounts receivable, net	85,921	40,667
Inventory, net	30,205	18,959
Value added tax recoverable	6,430	2,944
Prepaid expenses and other current assets	9,335	7,320
Deferred tax assets	3,889	3,271
Total current assets	270,308	235,315

Property and equipment, net	29,624	31,017
Goodwill, net	4,807	4,667
Long-term investments	14,152	14,251
Other assets	5,102	4,382
Deferred tax assets	8,041	9,208
Total assets	332,034	298,840

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities :
Accounts payable	99,937	71,340
Accrued compensation	10,488	9,637
Other accrued expenses	36,367	38,970
Current portion of capitalized lease obligations	214	950
Deferred revenue and advances received from customers	4,100	2,759
Income tax payable	13,605	12,902
Other liabilities	179	243
Total current liabilities	164,890	136,801

Long-term portion of capitalized lease obligations	287	952

Minority interests	38	326

Shareholders’ equity :
Shares, Euro 1 nominal value, 15 161 122 shares issued and outstanding at March 31, 2003 (15 107 890 at December 31, 2002)	15,108	15,161
Treasury stock (156 345 shares in treasury at March 31, 2003)	—	(1,312)
Additional paid-in capital	135,954	136,083
Deferred compensation	(975)	(627)
Retained earnings	16,416	12,325
Other comprehensive income	—	327
Cumulative translation adjustment	316	(1,196)
Total shareholders’ equity	166,819	160,761
Total liabilities and shareholders’ equity	332,034	298,840

See notes to unaudited condensed financial statements

WAVECOM S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

Prepared in accordance with U.S. generally accepted accounting principles.

	Three months ended March 31,
	2002	2003
	Euro	Euro
Cash flows from operating activities :
Net income (loss)	7,802	(4,091)
Adjustments to reconcile net income to net cash provided from operating activities :
Depreciation and amortization of property and equipment	1,591	4,130
Amortization of deferred stock-based compensation	428	348
Minority interests	(7)	289
Deferred taxes	—	(549)
Net increase (decrease) in cash from working capital items	(37,278)	35,179
Net cash provided (used) by operating activities	(27,464)	35,306
Cash flows from investing activities :
Acquisition of short-term investments	(137)	(93)
Acquisition of long term investments	(26)	(99)
Purchases of property and equipment	(3,209)	(4,232)
Proceeds from sale of property and equipment	—	16
Net cash used by investing activities	(3,372)	(4,408)
Cash flows from financing activities :
Repayment of loans	(406)	—
Principal payments on capital lease obligations	(81)	(61)
Purchases of treasury stock	—	(1,312)
Exercise of stock options and founders’ warrants	183	182
Net cash used by financing activities	(304)	(1,191)
Effect of exchange rate changes on cash and cash equivalents	566	(2,175)
Net increase (decrease) in cash and cash equivalents	(30,574)	27,532
Cash and cash equivalents, beginning of period	128,972	119,416
Cash and cash equivalents, end of period	98,398	146,948

See notes to unaudited condensed financial statements

WAVECOM S.A.

UNAUDITED CONDENSED CONSOLIDATED

STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

(in thousands of euro, except share data)

	Shares		Treasury stock	Additional paid in capital	Deferred Compensation	Retained Earnings	Accumulated Other Comprehensive Income	Total Shareholders’ Equity
	Number	Amount

Balance at December 31, 2002	15,107,890	€15,108	€—	€135,954	€(975)	€16,416	€316	€166,819
Purchase of treasury stock			(1,312)					(1,312)
Amortization of deferred compensation					348			348
Issuance of shares in connection with the exercise of founders’ warrants and options	53,232	53		129				182
Comprehensive income:
Net loss						(4,091)		(4,091)
Other							327	327
Foreign currency translation							(1,512)	(1,512)
Total comprehensive loss						(4,091)	(1,185)	(5,276)
Balance at March 31, 2003	15,161,122	€15,161	€(1,312)	€136,083	€(627)	€12,325	€(869)	€160,761

See notes to unaudited condensed financial statements

WAVECOM S.A.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

1. Basis of Presentation and Changes in Accounting Principles

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three-month period ended March 31, 2003 are not necessarily indicative of the results that may be expected for the year ending December 31, 2003. These condensed consolidated financial statements should be read in conjunction with Wavecom’s audited consolidated financial statements and footnotes thereto included in Company’s annual report on Form 20-F for the year ended December 31, 2002.

2. Concentration of Risk

For the three-month periods ended March 31, 2002 and 2003, the top ten customers together represented 92% and 85%, respectively, of total revenues.  In each of the three-month periods ended March 31, 2002 and 2003, two customers represented revenues in excess of 10% of Wavecom’s total consolidated revenues.

Sales to customers by geographic region are summarized as follows (in thousands):

	Three months ended March 31,
	2002	2003

Asia	€81,596	€70,161
Europe	14,696	14,817
Americas	10,084	895
Rest of world	2,243	2,113
	€108,619	€87,986

Geographic region is determined by the customer’s invoice address and may not indicate the final destination of product usage.

3. Inventory

Components of inventory are:

	December 31, 2002	March 31, 2003
	(in thousands )

Purchased components and raw materials	€17,890	€12,195
Finished goods	19,708	19,725
	37,598	31,920
Provision for obsolete inventory	7,393	12,961
	€30,205	€18,959

4. Shareholders’ Equity

General

During the three months ended March 31, 2003, Wavecom SA launched its share buyback program for a maximum of 1,400,000 ordinary shares, pursuant to a vote at the Annual General Meeting on June 17, 2002 as implemented by the Board of Directors in January 2003. The French securities regulator, the Commissions des Opérations de Bourse, registered this program under certificate number 03-052 dated February 10, 2003. At March 31, 2003, Wavecom SA owned 156,345 shares purchased for a total amount of €1,312,215.

Stock options and warrants

A summary of the activity in the founders’ warrants, stock options and warrants is as follows:

	Number of underlying shares	Weighted average exercise price per share	Price range
		€	€

Balance at December 31, 2002	2,779,096	48.32	2.29 - 150.72
Granted	348,200	8.07	8.07
Exercised	(44,515)	3.46	2.29 - 4.57
Cancelled	(39,975)	52.54	34.66 - 103.23
Balance at March 31, 2003	3,042,806	44.32	2.29 - 150.72

At March 31, 2003, 1,202,221 founders’ warrants, stock options and warrants were exercisable at the average price of €52.13.

OPERATING AND FINANCIAL REVIEW

The following discussion of our financial condition and results of operations should be read in conjunction with our annual and interim consolidated financial statements and the related notes, which are available on the Wavecom corporate website (www.wavecom.com). Our quarterly financial results included in this discussion have been prepared in accordance with U.S. GAAP. This discussion includes forward-looking statements based on assumptions about our future business. Our actual results could differ materially from those contained in the forward-looking statements.

Results of Operations for the three months ended March 31, 2003 compared to the three months ended March 31, 2002

Revenues

Total revenues decreased 19% to €87,986,000 in the quarter ended March 31, 2003 from €108,619,000 in the quarter ended March 31, 2002.

Revenues from sales of our products totaled €87,180,000 in the first quarter of 2003 compared to €108,357,000 in the first quarter of 2002. Sales of Wismo modules accounted for 91% of total product sales in the first quarter of 2003, compared to 90% in the same period in 2002. The remaining product revenues were derived from sales of our wireless modems. The decrease in product revenues reflects primarily a decline in the average selling price of our product while unit sales increased.

The average selling price of Wismo modules declined nearly 28% from approximately €69 in the first quarter of 2002 to approximately €50 in the first quarter of 2003. Much of this decline is attributed to the weakening of the United States dollar against the Euro, with an average exchange rate of €1.07 for €1.00 in the first quarter of 2003 compared to an average of €0.88 for  €1.00 in the first quarter of 2002. Sales in United States dollars represented 81.04% and 83.50% of our revenues in the three months ended March 31, 2003 and 2002, respectively.

Total units sold, including both Wismo modules and modems, increased from 1.5 million units in the first quarter of 2002 to 1.7 million units in the first quarter of 2003.

Service revenue arises from the sale of technical support to our customers to assist them in the integration of our Wismo module into their products. We offer this service in order to promote the sales of Wismo modules. We do not consider it to be a stand-alone business, nor do we expect service revenues to increase substantially in the future. Service revenues increased more than threefold to €806,000 in the first quarter of 2003 compared to €262,000 in the first quarter of 2002.

Cost of revenues

Cost of goods sold.  Cost of goods sold consists primarily of the cost of components and our manufacturers’ charges. Our cost of goods sold decreased from €79,457,000 in the first quarter of 2002 to €57,218,000 in the first quarter of 2003. Our gross profit on product sales in the three months ended March 31, 2003 was €29,962,000 (34.4% of product revenues), an increase of 3.7% compared to €28,900,000 (26.7% of product revenues) in the same period in 2002.

Our gross margin improved compared to one year ago as a result of lower component costs, lower labor costs as resulting from manufacturing a portion of Wismo modules in China (while last year production was primarily in Romania), and lower costs related to engineering changes and quality issues as our production personnel became more experienced and our products matured. These significant cost reductions were offset in part by declines in our average selling prices.

Cost of services.  Our cost of providing services increased slightly from €1,130,000 in the first quarter of 2002 to €1,355,000 in 2003. We realized a loss on services of €549,000 in the first quarter of 2003 compared to a loss of €868,000 in the first quarter of 2002. The variability in gross profit or loss on services reflects the fact that we expense all development service costs as incurred, while we recognize service revenue only when the project is complete and the services have been accepted by the customer.

Operating expenses

Research and development.  We spent €16,710,000 (19.0% of revenues) on research and development in the first quarter of 2003 compared to €12,672,000 (11.7% of revenues) in the same period in 2002. This 31.9% increase in our research and development spending reflects, in part, the development efforts related to new WISMO modules as we began to expand our product line, and to improved software interfaces and development tools.

Sales and marketing.  Sales and marketing expenses in the three months ended March 31, 2003 totaled €9,252,000 (10.5% of revenues) compared to €3,906,000 (3.6% of revenues) in the same period in 2002. The 137% increase of sales and marketing expenses in 2003 reflects an increase in our presence in the Asia-Pacific and U.S. markets through our local sales offices, increases in the level of spending at tradeshows and increases in sales commissions to outside agents. Furthermore, following a decision taken mid-2002 to take steps to increase Wavecom’s visibility in key markets, we launched our first major print advertising campaign in the fourth quarter of 2002, which continued throughout the first quarter of 2003, resulting in increased advertising expenditures compared to the first quarter of 2002.

General and administrative.  General and administrative expenses increased 82.7% to €8,650,000 (9.8% of revenues) in the first quarter of 2003 from €4,735,000 (4.4% of revenues) in 2002. The increase reflects the strengthening of the APAC G&A team. The rest is in Headquarter, the overall increase of people and increase of business have led to:

-                    reinforce the IT group and IT capital expenditures, including the implementation of SAP in Wavecom Inc,

-                    reinforce the Finance group,

In addition we have booked in Q1 2003 accelerated depreciation for the leasehold improvement and the double rent due to the move into our new offices.

Deferred compensation amortization.  We recorded deferred compensation expense in connection with the issuance of founders’ warrants and stock options in September 1998 and February 1999. This deferred expense is amortized on a straight-line basis over the four-year vesting periods of the warrants and options. Consequently, we had amortization expense of €428,000 in the first quarter of 2002 declining to €205,000 in the first quarter of 2003 as amortization of the February 1999 warrants and options was completed in February 2003. Deferred compensation expense related to the September 1998 grants was completely amortized at the end of September 2002.

Headcount

Our headcount remained stable compared to December 31, 2002 at nearly 700 while the number of independent contractors numbered just over 200.

Other income (expense)

Interest income, net.  We recorded net interest income of €853,000 in the first quarter of 2003, compared to €529,000 in the same period in 2002. The increase in net interest income results from the increase in average cash balances during the first quarter of 2003 compared to the same period in the prior year.

Foreign exchange gain (loss).  We had a net foreign exchange loss of €922,000 in the three months ended March 31, 2003 compared to a net gain of €285,000 in the same period in the prior year, due primarily to changes in the value of the U.S. dollar (the primary currency other than the euro in which we invoice sales and make purchases) compared to the euro. In January 2003, we implemented a hedging program in order to reduce our exposure to movements in the value of the U.S. dollar against the euro. The hedging program involves the use of forward contract as well as put and call options to hedge estimated future cash flows. The impact of these instruments in the first quarter of 2003 was to reduce the net foreign exchange loss by approximately €750,000.

Income tax expense (benefit).  Our €1,671,000 net tax benefit in the first quarter of 2003 (€690,000 in the first quarter of 2002) represents principally French research tax credits and the recognition of deferred tax assets, offset slightly by tax expense in certain jurisdictions. Research tax credits are received in cash in the fourth year after the period in which they are recorded, if they are not used to offset income taxes payable in France prior to that time.

Liquidity and capital resources

Cash flow.   We had €162,154,000 in cash, cash equivalents and short-term investments at March 31, 2003 compared to €134,528,000 at December 31, 2002. We had positive cash flow from operating activities of €35,306,000 in the three months ended March 31, 2003. The positive cash flow was due in large part to the collection in January 2003 of a large portion of accounts receivable from revenues booked in December 2002. We could have negative cash flow in future quarters if revenues continue to decline and if we are unable to reduce our operating expenses at a faster rate.

We had working capital (defined as current assets less current liabilities) of €98,514,000 at March 31, 2003, down from €105,418,000 at December 31, 2002.

Debt and capital lease obligations.   At March 31, 2003, our debt and capital lease obligations (including the current portion), amounted to €1,902,000 compared to debt and capital lease obligations of €501,000 at the end of 2002.

Commitments.  At March 31, 2003, we had commitments outstanding to purchase approximately €1.17 million in fixed assets, which were expected to be placed in service during 2003. At March 31, 2003, we had purchase commitments with our third-party manufacturers for future deliveries of products principally during the second and third quarters of 2003. These purchase commitments totaled approximately €54.4 million. At March 31, 2003, we had a backlog of orders on hand from our customers totaling €107 million.

Our future capital requirements, the timing and amount of expenditures, and the adequacy of funds available to us will depend on our success in developing and selling new and existing products, on technological and market developments in the wireless communications industry and on other factors. Based on our current plans, we believe that existing cash and cash flows generated by operations will be adequate to satisfy our capital requirements at least through 2003.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WAVECOM S.A.

Date: June 20, 2003	By: /s/ Deborah Choate

Deborah Choate
Chief Financial Officer